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                            May 25, 2023

       Mohan Ananda
       Chief Executive Officer
       Innovative International Acquisition Corp.
       24681 La Plaza Ste 300
       Dana Point, CA 92629

                                                        Re: Innovative
International Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 27,
2023
                                                            File No. 333-269627

       Dear Mohan Ananda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Comparative Per Share Information, page 51

   1. We note your response to comment 7. Please revise to include disclosure indicating that your calculation of
historical book value per share includes both temporary equity and permanent equity.
   2. Please explain in further detail how you calculated the Zoomcar equivalent pro forma per share data as we are
unable to calculate these amounts based on the Exchange Ratio of
                                                        .0464 disclosed in
footnote (1) to the table.
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
May        NameInnovative International Acquisition Corp.
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
Description of Negotiation Process with Zoomcar, page 115

3. We note your disclosure that "IOAC took several rounds of discussions before proposing an initial term sheet," as well as that "[o]n July 1, 2022, IOAC, in consultation with
         representatives of CCM and representatives of IOAC   s U.S. legal
counsel, McDermott
         Will & Emery (   MWE   ), sent Zoomcar an initial draft term
sheet...." Please revise to
         disclose the nature and major issues discussed in these "several rounds of discussions"
         prior to the July 1, 2022 presentation of an initial term sheet. Zoomcar Inc. Interim Financial Statements
27 Variable Interest Entities, page F-97

4. We note the disclosures added to your interim financial statements in response to comment 21. Please revise the notes to your audited financial statements to also include the applicable disclosures required by ASC 810-10-50.
Exhibit 5.1

5. Based on Exhibit 107, it appears that the registration statement covers 95,887,829 shares of common stock and 11,500,000 warrants to purchase common stock, however the legal opinion covers 65,760,335 shares of common stock and 11,500,000 warrants to purchase common stock. Please revise the opinion to cover all of the securities that are covered by the registration statement, or advise.
Exhibit 8.1

6. It appears that Exhibit 8.1 is intended to serve as a "short-form opinion" per Section III.B of Staff Legal Bulletin No. 19. Please revise the tax opinion to state that the disclosure in the "Material U.S. Federal Income Tax Consequences to Redemption" section of the prospectus is the opinion of McDermott Will & Emery LLP. In addition, please revise the assumption in the third paragraph that all documents have been/will be duly executed and delivered to exclude IOAC/Zoomcar.
General

7. Where you state that the Sponsor entered into the sponsor support agreement, please clarify, if true, that no other consideration was exchanged in regard to such agreement.
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
May        NameInnovative International Acquisition Corp.
     25, 2023
May 25,
Page 3 2023 Page 3
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services